KWESST Announces New Chief Executive Officer (CEO)

Board promotes Sean Homuth, from CFO to President and CEO

Kris Denis, CPA, Corporate Controller, named Chief Compliance Officer and Interim CFO

November 27, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW); ("KWESST" or "the Company") today announced that further to the retirement of Jeff MacLeod as CEO and from the Board, as announced October 18th, the Board of Directors has appointed Sean Homuth as President and CEO, effective immediately.

"Since joining KWESST as CFO it was clear that Sean brought the kind of skills and experience to take on a more senior role", said David Luxton, KWESST Executive Chairman.  "His versatile background and acumen across finance, capital markets, investor relations, operational execution and strategic corporate development with emerging public companies makes him ideally suited to the key leadership role.  It also means continuity in the business at a time when KWESST is building momentum and ramping up for expansion in both its Defense and Public Safety business units."

Mr. Homuth has more than 20 years' experience with public companies listed in both Canada and the United States across a wide range of industries, plus a variety of financing and M&A transactions.  He has extensive experience at the senior executive level with emerging growth companies and is a Chartered Professional Accountant (CPA, CA Ontario) and a Certified Public Accountant (Illinois).

Kris Denis, CPA, CA and Corporate Controller at KWESST, replaces Mr. Homuth as Chief Financial Officer (CFO) on an interim basis.  Mr. Denis has 20 years' experience in all aspects of financial management with private and public companies, large and small, across a wide range of industries.  He will also assume the role of Chief Compliance Officer.

"Recent weeks have been a period of intense activity for the Company working through its annual year-end audit,  progressing towards key milestones on our SaaS product development, working through key activities related to opportunities for the defence business unit, as well as the previously announced introduction of the Arwen 40mm product," added Luxton.  "Sean has played a pivotal role in leading these and with the bulk of them well underway, we are delighted to now formalize his appointment."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for it's Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.